United States securities and exchange commission logo





                             November 19, 2021

       Jacob Lakhany
       President
       Com2000, Inc.
       1575 W Horizon Ridge Pkwy, #531401
       Henderson, NV 89012

                                                        Re: Com2000, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 25,
2021
                                                            File No. 333-260491

       Dear Mr. Lakhany:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary, page 1

   1. Please include a brief description of your plan to develop a mobile application and how it relates to your overall
business.
       Risk Factors
       The success of our business depends on our ability to maintain and enhance our reputation and brand, page 6

   2. Your references to the smoke accessories industry here and partnerships with sports development companies
on page 11 do not appear to relate to your current business.
                                                        Please advise or
revise.
 Jacob Lakhany
FirstName LastNameJacob Lakhany
Com2000, Inc.
Comapany 19,
November  NameCom2000,
              2021        Inc.
November
Page 2    19, 2021 Page 2
FirstName LastName
Insiders will continue to have substantial control over us and our policies after this offering and will be able to influence corporate..., page 10

3. We note your disclosure that Mr. Hua Song Xiu and Family beneficially own over 90% of your common stock and will maintain this level of control assuming your entire primary and secondary offerings are sold. Please reconcile this statement with the beneficial ownership table on page 31 that indicates Mr. Hua's affiliates, Infinite Space Investment
         Ltd. and Blocklink Limited, beneficially own 60% of the outstanding shares of common stock. Please advise or revise.
Dilution, page 17

4. Please revise to include tabular disclosure that assumes the sale of 25%, 50%, 75% and
         100% of the shares you are offering.
Directors, Executive Officers, Promoters and Control Persons, page 28

5. Please revise the management biographies of your executive officers and chairman to include specific dates of service for both present and past occupations held during the past five years. Refer to Item 401(e) of Regulation S-K.
Related Transactions, page 32

6. Please disclose the work services and loan agreements described on page F-10 or advise.
         Also, clarify that the counterparty to the convertible loan agreement is Infinite Space
         Investment Ltd., an affiliate of Hua Song Xiu. Refer to Item 404(d) of Regulation S-K.
Recent Sales of Unregistered Securities, page 35

7. You disclose that you relied on Regulation D under the Securities Act to issue unregistered securities. Please advise why it appears that you did not file a Form D with the Commission for this transaction.
General

8.       Please revise your disclosure to provide the information required by
Item 101(h)(5)(iii) of
         Regulation S-K.
9. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jacob Lakhany
Com2000, Inc.
November 19, 2021
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at
(202) 551-4438 or Jeffrey Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                           Sincerely,
FirstName LastNameJacob Lakhany
                                                           Division of
Corporation Finance
Comapany NameCom2000, Inc.
                                                           Office of Technology
November 19, 2021 Page 3
cc:       Scott Doney
FirstName LastName